Filed Pursuant To Rule 433

Registration No. 333-275079

November 01, 2024

WOLF Web3 Twitter Spaces Transcript

HOST, WOLFWEB3 TWITTER SPACES, CADE BERGMAN: All right everyone. Welcome to Wolf Web3. Happy, happy Friday. It's about 11:00 AM Eastern and we've got an awesome conversation today. Talk a little bit about the election results and how that may affect the Bitcoin world, the Web3 world, all those things. We've got an awesome panel today. I'm shooting out the rest of those invites right now. We got Katherine up here from Blockworks. We have Craig Salm from Grayscale, we got Wolf on the panel, we got Gary Cardone on the panel. We got Gabriel D.R. I'm shooting you an invite right now. Casey, I am shooting you an invite right now and kind of get started. Katherine, how's it going?

NEWS EDITOR, BLOCKWORKS, KATHERINE ROSS: It's going pretty well. How's it going for you?

BERGMAN: Doing well, Craig. How's it going man? It's great to have you in this space. Thanks for coming.

CHIEF LEGAL OFFICER, GRAYSCALE INVESTMENTS, CRAIG SALM: I am doing quite well. Thank you so much for having me on the show. Looking forward to today's discussion.

BERGMAN: Yeah, absolutely. I figured we could, we, I figured we could go around the panel real quick. Just do a super quick, you know, two, three sentence version of um, just who you are, what you do, and then we can kind of dive into the conversation. So, um, I'll start to, uh, Mr. Gary Cardone, it's great to have you, sir.

BITCOIN INVESTOR GARY CARDONE: Hey guys, good to be here. Gary Cardone lived down in St. Pete, Florida, what I call Blockchain alley, uh, investor, business builder, and very, very long Bitcoin and, uh, Bitcoin is winning. So excited to be here.

BERGMAN: Let's go, let's go. It's great to have you. We got Gabriel in the house. How's going Gabriele?

WOLF WEB3 EMPLOYEE GABRIELE: Hey, doing well over here. I'm Gabriele. I run a lot of the Bitcoin spaces here with the Wolf crew, uh, really fitting space because I'll be going to vote right after this space closes out. So, uh, looking forward to talking about the election politics and Bitcoin year. Gonna be a good one.

BERGMAN: Oh man, the pressure's on there, Gabriele. Wow. Okay. Right on. Right on. We got, uh, we got Ms. Casey Wagner from Blockworks as well. How's it going, Casey?

JOURNALIST, BLOCKWORKS, CASEY WAGNER: Hi. Good. Excited to be here.

BERGMAN: Love it. Love it. And then, uh, I got, we, we, we, we also should do, uh, intros for, uh, for Mr. Craig Salm as well from Grayscale and Katherine. Hey Craig.

SALM: Yep. Uh, I'm Craig Salm. I'm the Chief Legal Officer at Grayscale. Uh, we're a leading crypto asset management firm with over 25 products managing about $25 billion today.

BERGMAN: Perfect. And Katherine.

ROSS: I'm Katherine. I'm the news editor over at Blockworks, and I also co-write our Empire newsletter every morning covering all things crypto.

BERGMAN: Perfect. And my name is Cade. I'm the host behind Wolf Web3, um, content creator bit in the, the game for a while. Um, I see we also got, we also have Lisa up in here, so I'm gonna shoot her an invite, but I figured we could kind of get started. And, uh, the goal here is not really to rip, you know, one politician over the other kind of thing. It's more to see like if one wins over the other, what is the situation that follows over the next few weeks after the election, as well as what happens over the next couple months. And then, you know, we can go long term as well. Um, however, you know, that's kind of the goal here. So it's not really to, to align one side or the other and to convince Gabriel of which side maybe. Um, but just have a, a, a cool little discourse around what we're thinking, um, around the election. And we have Lisa in here now. I'm not sure if Lisa's able to speak, but Lisa, if you are, it'd be a grace if you could do like a quick little two, three introduction, uh, two three sentence introduction and we'll kind get started after we start to D.R. Oh, well I just got your damn nevermind. Um, D.R. Uh, quick little intro over from you and we'll get started.

ATTORNEY D.R. LEWIS: Hey guys, thanks for having me on today. I'm D.R. Lewis. I am a military veteran, current practicing attorney in central Florida. Run my own firm and I'm always happy to jump on with Wolf and the great content here.

BERGMAN: Sounds great, sounds great. Well, listen, I think we could turn it over to, uh, to Katherine real quick and then maybe she throws it to Casey or Craig. We can kind of get it started. But curious on if we were to see an election result resulting in, uh, in Kamala Harris winning and we have a Democratic next four years, I'm very curious on what we think may end up following, um, what are some of the policies that end up getting passed. Does crypto even come up anymore? Do we get pushed back down and the, the can kicks down the road a little bit? Again, I'm really curious on what we think is a panel, um, for the Democratic side, if that ends up being what we roll with. And then I'm really happy to open the conversation on the other side. Um, but Katherine, maybe I'll throw it over to you, um, if you have any thoughts and then we can kind of kick the, the mic around.

ROSS: Perfect. Um, yeah, so obviously when I speak I'm gonna be speaking from what I'm being told by people that I'm chatting with. Um, I, as a journalist, I'm not going to be giving my own opinion or any of that. Um, and so when it comes to specifically the Harris side of things, as Kay just said, what I'm hearing is that, you know, no matter what a lot of folks that I'm speaking to, whether it's technical analysts or just general Bitcoin analysts, they're thinking that we're still gonna see the bump, the post-election bump. It doesn't really matter at this point to them who takes the, the presidential election, like who wins. Um, as for how the policies will work, I'm gonna actually hand that over to Casey 'cause I know that she's our policy reporter and she writes about it very frequently for our, um, Ford guidance newsletter.

WAGNER: Yeah. Um, big question, um, similar to Katherine, I am a journalist. Um, I cover policy at Blockworks. I also co-write our Ford guidance newsletter, which focuses on macro and policy and how it is impacting equities and cryptos. Um, a lot of fun data there. A lot of stuff to look into, especially this time of year. I, I think the big thing that we need to remember is we, we've gotten some statements from Donald Trump obviously, um, regarding his, his plans for crypto. You know, he said that he wants to fire Gary Gensler. He has said that he wants to really promote the Bitcoin mining industry in the us. Um, he has some tax policies around energy that potentially would help that happen. Um, Kamala has said that she intends to promote innovation. Um, we know that she's kind of lumped crypto in with like general financial technology innovation. Um, but neither candidate has given us a written set plan. Um, if you'll remember during the primaries, Vivek Ramaswamy um, actually was really the only candidate that issued a set comprehensive policy plan for crypto, which is not something that we've seen from either candidate. Um, going into the selection, which I don't think is surprising. Um, honestly, I was impressed that we've even seen crypto talked about on the mean stage as much as we have. Um, but that being said, I think there's a lot of uncertainties. Again, I think we've gotten maybe a little bit more from Trump than Harris in terms of plans, but again, we don't have a ton of information. Um, that being said, I also think that the breakdown of Congress is really gonna be super, super important and influential. Um, no matter who wins and getting policy passed, uh, there's a few really key congressional races that actually have a ton of power and what bills even make it to the floor, um, let alone to a vote. Um, one of those is the Ohio Senate race. Uh, Senator Sherrod Brown is the current chair of the Senate Banking Committee. He is up against Bernie Moreno. Uh, correct me if anyone has the correct, uh, pronunciation of that. Um, but Brown, that's, it's a really close race actually. It's looking like it's neck and neck and Brown obviously currently has a ton of power in determining what policies are talked about, what goes to committee for markup, what goes to the Senate floor for a vote. Um, so if we see changes in the congressional breakdown, I think that will really be super influential in getting policy through, potentially more than who wins the White House.

BERGMAN: Great take there. Great take there. Appreciate your perspective, Casey. Um, would love to throw it over to Craig first, and then I see we got a few hands.

SALM: Thank you. Um, yeah, I, I agree with a lot of what, what Casey said. Um, taking a step back, Bitcoin celebrated the 16th year of the white paper release just yesterday. Back then, I don't think even the biggest proponents would've been able to predict that presidential candidates in the US and globally would be talking about Bitcoin and saying such positive things about it and how it's a way that America can stay competitive with the rest of the world. So I think that's something certainly worth stepping back and appreciating. Um, I agree that former President Trump has been a lot more overt in his support for Bitcoin and crypto. Um, I also don't think anyone could have predicted that presidential candidate would be backing a DeFi protocol. Um, but that you have it, and I think that's certainly positive for the space. On the Harris side. Um, I do think there could be a positive change from what we've seen under Biden, which a lot of market participants have referred to as regulation by enforcement. Um, there've been some other positive statements that to me are reflective of what I think a lot of folks have forgotten about—was a White House executive order from a couple of years ago around responsible development for digital assets. So you're seeing, um, the desire to help the technology and industry flourish while also protecting investors and consumers, which I think most reputable folks in the space would agree is something that we need. Um, it can be frustrating to see enforcement actions against firms that are trying to do the right thing over things like failure to register. But on the other hand, um, I think we like to see when regulators are going after obvious scams and frauds in the space that are not really true to the technology. Um, so the presidential candidate certainly matters. It's the one who picks a lot of the key regulators that influence the space: roles like the head of the SEC, FTC and others. Um, and I think Congress is the other branch of government that really will matter too, in terms of the outcomes of who controls the House and the Senate. Um, we have draft legislation in both of those chambers that would put forth comprehensive crypto legislation—that's FIT21 in the house and then the digital commodity act in the Senate. And both of those do what I think crypto needs for the long term, which is classify the assets as commodity securities or something else in the primary markets, and then regulate the secondary market participants, which are the exchanges, the brokers, the dealers, and so on. Um, that's really what the space needs for the long term. So I don't think it's just the outcome of the presidential election, but also the congressional elections as well.

BERGMAN: Yeah, great points there. Craig. I saw Gabriele had a hand.

GABRIELE: Yeah. Thank you. Uh, so I really like a lot of the points that have been made so far. Really good stuff. I did kind of wanna pose a question. I think Casey, uh, when she was talking about policy, it kind of like sparked uh, uh, the idea and then Craig, you referred to it, but uh, in Biden's, Biden had wrote out a proposal when it was still and assumed he would be running for president, and in that proposal it had a 30% excise tax on Bitcoin mining. So I was wondering, I'll, I'll pose it to Craig or Casey, uh, you know, has that been like, walked back or if or are they still planning on having a 30% excise tax enforced?

SALM: I honestly am not sure. I haven't seen a lot of attention around that. Um, I do see why the miners would obviously be very focused on it. Um, I'm honestly not sure about that though, if that's something that would actually have a, a chance of, of passing or going through.

WAGNER: Yeah. I also am not completely sure, I do know that most of Harris's policy, I mean like the Democratic platform, um, really has not changed since Harris replaced Biden. I know like in that document that was released ahead of the convention, they hadn't even edited Biden's name out of a lot of it. Um, so I would imagine that it's probably the same, but again, I don't want to say that definitively.

GABRIELE: Totally. I, yeah, and I don't want to, you know, I, I, I saw Lisa throw up a hand, maybe Lisa might know something.

BOARD MEMBER, BITCOIN TODAY COALITION, LISA HOUGH: Hey guys, good morning. Sorry I had to join a few minutes late. Um, an amazing panel here. Wow. Um, I am, uh, you, you guys, you know, hats off to all your work and um, but you know, just on this one topic, the 30% excise tax on Bitcoin mining, I mean, I really think that this underscores the current administration's just lack of complete grasp on the infrastructure required to, you know, maintain our superpower in the world. And I'm not talking about military superpower, I'm talking about the financial markets here in the US.

[TECHNICAL ISSUES]

BERGMAN: Man, I cannot tell you how painful that is. I don't have an answer either as to why the space just shut down like that. Um, maybe the political powers that be do not want us talking about this. Um, but shoot. Okay, well, we'll, we'll let the space fill up for another minute or so. We'll, uh, lemme make sure I get the link over to the rest of the peeps real quick. Just bear with me, everyone. One moment by the way. I was gonna say we didn't get an intro for gov, so maybe we'll start, I'll start over to Wolf real quick, just a quick little intro while we're kind of waiting.

GOV WOLF: Yeah, those darn spaces. Well, I'm excited to be here and listen and hear a little bit more of what everyone's looking at. Gov founded Wolf Financial Run, Wolf financial account, hosts spaces from it, and covers a lot of financial topics. And you know, I'm definitely a fan of crypto as well. I've probably was hosting some of the earliest spaces in regards to crypto and NFTs on Twitter. And so just been around for a while, a couple of cycles now, and excited to see where it continues to go. Also excited to see Bitcoin, you know, rip back up to 71 this morning. I think people are getting a little bit cold feet getting those texts from their parents, what's happening with my brokerage, but everything's looking good now.

BERGMAN: Love it. Love it. I appreciate the, the intro there. Gov. Um, listen, we got most of the panel back up here, Gary, I'm sure you're gonna invite right now. Um, I think we've got most of the people back here, so if you guys could, I'm sorry about the link. I don't really have an explanation. If you guys could help me out. Cool. Twee, retweet the space, let people know that we're back live. Um, hopefully we don't have this issue can consistently happening the rest of the day. Um, but I'd love to throw it back over to Lisa. She was literally in the middle of her sentence when it cut off. So Lisa, please, if you remember where you were at.

HOUGH: Yeah, I remember. Gosh, I was really concerned. I was like, what did I say? Although it is probably a controversial topic, and I'm sorry to launch in so emphatically at the beginning, but I mean we, as a lot of speakers appear, I'm sure have pointed out as well, or I know Gary Cardone is an absolute commodity expert. We have to have hash rate in the US right bottom line. It is going to be, it is a matter of our national security. National security is three things. Military, diplomacy, the economy. We must maintain strong financial markets. Bitcoin we think, I think will be, um, I'll just speak for myself, I think will be the underpinning of the global financial market and if we offshore that we're essentially sanctioning ourselves against being in the future financial system. Um, and so I know this space might be larger than, than Bitcoin and et cetera. Um, you know, it's a protection of our developing industry. But, um, anyway, that's, that's where I was, I was in the middle of my rant. I'm so glad you didn't end the space because of it,

BERGMAN: <laugh>. No, I would, I would never at least that. And I appreciate your take. Um, as always. Um, lemme throw it over to D.R. He's had his hand up for a good bit, D.R. It's great to have you man.

LEWIS: Man, it's always glad to be here. You know, I just really like a lot of what was already said, uh, by Casey and, and of course this there by Lisa as well. I was gonna kind of look at the national security thing. So first things first to kind of go over, you're right, neither candidate has said too much as far as policy. And even if they had to be very frank, I'm often one to be a little bit skeptical of campaign promises. How much you're hearing this time of year, who they're trying to appeal to, to get people like Gabriele to go vote for them is very legitimate. When the rubber actually meets the road and what they pass, uh, sometimes could be vastly different. That said, I can only go with what I have seen with my own two eyes as a realist. I have seen a more of a crypto winter type of approach from the existing policies. And I don't expect that unless that turns on a dime to see very much different. There may be a warming, but still it's been cool from the left. And the Republican overtures have been a little more overt. I'm more interested in the national security and national strategic reserve and how I think each candidate might approach that. We're seeing a lot with Russia coming online with bitcoin mining today. We're seeing with BRICS and these nation states coming in, UAE, Argentina, et cetera, who are using government resources to mine crypto. There comes a place, just as Lisa said, she actually went right where I was going to. We need to secure our block space. It is a matter of national security. And I think the national strategic reserve is something we've definitely heard more from coming off the Republican party platform. Does that mean they'll do it? Absolutely not. They always promise no new taxes. And every year this is what happens. But I'm gonna pass the mic now, guys. Always great to be on. I'll be here to hang out and listen for a while more.

BERGMAN: Yeah, absolutely. Really appreciate your take there, D.R. Um, would love to throw the mic over to Gary Cardone, uh, and get some thoughts over from him.

CARDONE: Hey guys, good morning. Uh, comment on the commodities thing that, uh, Biden came out with. They clearly don't even understand the rules. So if commodities, so once Bitcoin had been listed as a commodity, they would've to —change <inaudible> commodity. So it's just absolutely ridiculous. People make <inaudible>, uh, look, I'm voting for Bitcoin. I think Trump, uh, Vance just, uh, stated he has a $250 to $500,000 allocation of Bitcoin. Every senator, congressman and person running for office is gonna end up with Bitcoin in their bank for the end of the year through 401Ks and pensions and what have you. They all end up on our side of the table. We win this game 'cause it's a superior asset and it's an opportunity. So I am just, it's so positive. I cannot imagine that two years ago or even 18 months ago, we would've thought we would be here.

BERGMAN: Yeah, definitely great points there. It would be pretty interesting to see everyone holding Bitcoin. Um, man, what, what a crazy world. You know, it was, it was Trump who had said it in the Bitcoin Nashville stage. Um, there were some times where I, I wish he had said something different, but one thing he said that was a good visual for me, he was like, man, this asset, this Bitcoin was literally worth cents a few years ago. And here we are talking about it, um, and it's worth tens of thousands of dollars. And I was like, man, that is such a good way to explain that. Like that is actually insane to think about that, this random asset that just was a joke a few years ago for the average person, now they ask the question, they go, oh, it's that thing that people are buying. And hopefully they dig a little bit deeper and say, why are so many rich people and smart people buying it? I mean, that's exactly what, those are the kinda questions that led me to here today. Just, you know, doing all these bitcoin spaces with all of you and me being like, hold on. Why are these conversations feel—why they feel so important? Why does this information feel so important? There might be something here worth checking out. So yeah, I appreciate all the takes from the panel. Definitely keep throwing up some hands if you have other things you wanna throw otherwise, I see Gabriele has a hand.

GABRIELE: Yeah, yeah, absolutely. So I just wanted to touch on a point, you know, Gary and Lisa, I've been on spaces or, you know, been in your spaces and so, and also D.R., you know, as we all know with Bitcoin and Bitcoin specifically, there is this idea of if you, if you own Bitcoin, and especially if you own that Bitcoin in self custody, you are striving to be as anti-fragile as you possibly can. And so what that means is no one can really affect you. Uh, so it's, it's kind of a, a great space to be talking about politics and Bitcoin because you know, a lot of people are, feel like politics is kind of outta their control, uh, to some extent. But, uh, you know, Bitcoin makes you like the most anti-fragile 'cause you know, it's, it's the best asset to own. And so I just kinda wanted to, to pose that idea, uh, out there, you know, uh, if anyone wanted to take that.

BERGMAN: Yeah, I was gonna say Craig maybe or Katherine if you wanted to jump in with, uh, with anything here. Yeah, Craig, please. Uh,

SALM: Yeah, I would just say, I mean, you know, Grayscale we're one of the, um, largest holders of Bitcoin across our Grayscale Bitcoin Trust and grayscale Bitcoin Mini Trust, which trades under tickers GBTC and BTC respectively. So we obviously believe in Bitcoin and think that it's an asset that can both hedge against inflation, which is a major concern for a lot of Americans today, while also serving as a store of value. Um, another thing I just wanted to touch on, which is I'm hearing a lot of healthy skepticism from the panelists around whether these candidates will do what they say they'll do to support the Bitcoin and crypto ecosystem. Um, and I think it's good to have that skepticism to make sure you hold candidates to account for the promises they made during the campaign trail. Um, I go back to what I mentioned at the top, which is that it's remarkable that you have candidates mentioning Bitcoin and crypto at all. And I think that's reflected by something that we've seen in a Harris poll survey we conducted throughout this year, which is that Americans are increasingly more focused on where their candidates stand on crypto, and I think the candidates are seeing that and responding accordingly. Um, a couple of findings we found are that two in five Americans are paying close attention due to candidates' views on crypto in the election. Um, more than three quarters agree with the fact that the presidential candidate should have an informed perspective on crypto, and more than half are more likely to vote for a candidate who's informed on crypto. And so I think they're seeing that and responding accordingly. Um, but regardless if it wins, the effort is not done there. Um, Grayscale spends a lot of time going down to DC to meet with members of Congress and their staff to educate them about the space, um, and help them strike that balance of promoting innovation while protecting investors and consumers. And just to touch on that specific, um, bitcoin mining tax we mentioned, I do think a lot of it could just be, um, a misinformed perspective and that's why it's important for market participants and folks in the industry to meet with representatives, to educate them, to make sure that they're not crafting legislation that doesn't accomplish what the intent is.

BERGMAN: Yeah, great points there all around. Craig. So Lisa threw a hand up real quick too, so I'm sure she's got something. Yeah, please.

HOUGH: Yeah, I'm pulling this up. Um, so you know who will sway them? I looked, you know, the other day when IBIT announced, or it was announced that IBIT bought like 12,000 Bitcoin. Um, they're just continuing on their, their terror to accumulate for their clients. And I was like, God, who is buying this? Like, who owns this? Is it, you know, just the one percenters, the retail who buys it? And it turns out that, as you guys might know, Millennium Management, it's the largest holder. They have 844 million. Um, Schoenfeld strategy advisor has 248 million. The G sibs own it. JP Morgan, bank of America, BNY, Mellon, uh, Paraba, UBS RBC. But then other large shareholders include Goldman, Jane Street, Morgan Stanley, State of Wisconsin Investment Board, like forget us, forget me, the zealot, right? Like the administration will listen to these folks. These folks, for better or worse, have so much sway in what policies are being shaped. So I think probably no matter which candidate wins, uh, Bitcoin continues to win. No, I'm sure that no matter which candidate wins Bitcoin continues to win. Um, you know, and perhaps Trump is, is more favorable. I think he certainly has spent more time around Bitcoiners. Um, you know, that is to be certain he spent a lot of time with Bitcoiners. So anyway, yeah, great space guys, thank you. And, um, great panel.

BERGMAN: Yeah, definitely great points there. Lisa. Katherine, please jump in.

ROSS: Yeah, I just wanted to kind of piggyback off of what Lisa was saying because when we were at, um, Permissionless three earlier this month, um, I can't, I can't find the exact quote right off the top of my head, but, um, the head of BlackRock ETFs, I believe she is, she was saying that a lot of, in the first couple months of IBIT, um, launch, it was a lot of like retail, not crypto native guys coming in and, or sorry, crypto native guys coming in and buying IBIT, when they never really had any interest in the slew of like BlackRock's ETF products before. So that kind of gives you an idea of like, who is really, um, getting into this space on top of the people that we kind of expected, like the institutions that we kind of thought in a couple years they're gonna be here.

BERGMAN: Yeah. Um, I was gonna say, Casey, you've been quiet, didn't know if you wanted to jump in with any, with anything. What are you, what are you making of all this so far?

WAGNER: Yeah. Um, I'm curious too, to hear what some people might be anticipating in terms of market reaction. Um, I know Bitcoin's run this week I heard was largely, or many people were attributing it, I should say, um, to expectations of a Trump win. Um, so yeah, I'm curious what people are watching in terms of market moves. Um, I know we saw a pretty significant sell off in US equities, um, yesterday and a little bit this morning, um, mostly from tech stocks, but curious like what the risk sentiment is right now, um, how the outcome will play into prices. Anyone that is an expert in market moves, I would, I would love to hear from you.

BERGMAN: Well, and, and also even a good follow up or to add to that, that one, maybe we'll throw this one to Gary. Um, Gary, you're hosting a bunch of spaces out there. Um, obviously you're deep in the conversation for like the Bitcoiners and the people who are in our world, but for people, I mean, you're also an entrepreneur, um, outside the game and, and other things. Are these conversations coming up is, you know, we, we saw a few big interviews go down with some of the presidential candidates and other politicians, crypto, um, if it comes up, it's, it's generally brief. Um, is this kind of stuff coming up in their conversations? Like what do you make of it?

CARDONE: Well, I, I think, uh, Bitcoin has entered the age of everyone now has been at least introduced to Bitcoin. Whether they've been introduced to Bitcoin properly or not is a different question. But I think the friction we had in the prior, say 12 years of miscommunicating the, uh, value proposition on Bitcoin grossly mismarketing it and, and misunderstanding the audience. Uh, I think in doing that, we have really created 12 or 13 years of missed data or bad data or poor marketing, whatever you want to call it. That's all over now. I mean, we have the greatest marketing and promotion from the largest companies in the free world. Uh, Bitcoin's never seen, like, like if you were to raise, uh, a billion dollars for any company tomorrow morning and say, Hey, we're just gonna do marketing with this, it would be, uh, hard for me not to at least look at that and go, whoa, whoa, you're gonna spend a billion dollars on marketing. Let me see what you got there. Because if you market anything properly, it will sell. And I don't think at $1.34 trillion of market cap today, I, I, I think very little of that is baked in the proper marketing is baked into Bitcoin's price. So look, I, I have friends that have thought I was absolutely insane and, and, and radical, and by the way, they were saying that about me 30, 40 years ago when I took my first job at, at Natural Gas Clearinghouse. They're like, okay, you're gonna go broke. You're an idiot. Um, you know, most people, quite frankly, if you follow the trend, it's not really where you want to be, right? Most people make the wrong decisions. So I love being in these X classes, X groups of people, uh, the, the the edge cases. And I think everyone's gonna end up in this edge case. And it's, it's becoming very, very, uh, mainstream at this point. I have friends who, uh, you know, they were like, nah, I don't get it. Now they're like, Hey, how can I buy 1500 coins without moving the market? By the way, you can move 1500, you can buy 1500 Bitcoin today and not touch the market. That is absolutely amazing for a commodity market that you can buy that much and not mess it up. It's a very, very deep, broad market. Highly liquid isn't a financial company on planet earth that will not value that kind of liquidity all in there.

BERGMAN: Yeah. Great points there. And, uh, just wanted to reset the room. Well, technically it would've been the halfway mark if the space hadn't shut down originally. Um, but if you're enjoying the conversation so far, definitely check out all the speakers are up here just donating their time to talk about the election and Bitcoin. We really just appreciate everyone up here. Definitely, uh, check out their accounts and, uh, see what they're up to and then retweet the space if you're enjoying the conversation. Um, so yeah, anyways, I was gonna say, Katherine didn't know if you had, uh, a different topic otherwise, I'm down to keep the conversation rolling, but I know we, uh, we're about to halfway mark, so if you had some other topics, would love to, um, to dive into those as well.

ROSS: Yeah, I think that something that Casey brought up that I'd like to hear a little bit more of is just kind of what people are expecting post-election. We've been talking a lot about policy, but let's talk a little bit more just about price action. I think, um, I'd be curious to read the room and see if you guys agree that it's gonna be more of an immediate reaction. Do you think it's gonna be more delayed? I know that like on the Empire podcast, Jason Janowitz was talking about how, you know, he thinks that it's not really, we're not gonna really see a bump until like maybe January, February, um, in the case that this is like a very close election. And I'm wondering if you guys kind of agree with that, if you've got your own, um, takes.

BERGMAN: Yeah. Um, Lisa didn't know if you wanted to take that first.

HOUGH: Oh, thank you. Well, I mean, I'm no market analyst. I don't look at charts, um, because I don't care, not because I don't know how, uh, how to, but it's the, the inflows into this space haven't even started and you have BlackRock buying 12,000 in a day or something crazy, right? Like, I think the price goes higher. I think the price goes much higher immediately. Um, I meant to look back at the, at the last time Trump, um, ran an election, but I think the market just really took off, um, that next morning. So I wouldn't be surprised if I'm remembering correctly. Um, and if we say a repeat,

BERGMAN: Yeah, Gabriele, please jump in.

GABRIELE: Yeah, absolutely. So I think, Katherine, your question's like addressing this idea of like a magnitude change in the price, which is really interesting. Uh, but I kind of was thinking more along the lines of, you know, Bitcoin and like changes in kind to the way the market's gonna work. So one thing I've really been tracking and, and keeping an eye on and and really interested in is this idea of collateralizing Bitcoin. Um, in doing so where Bitcoin is the collateral, uh, so right now, you know, over collateralized loans using Bitcoin, they're, the terms aren't very good. They're one one year terms, you know, you can't, you can't do a 30 year, uh, five year adjustable, uh, you know, loan against Bitcoin. And even if you could, the interest rates are really high. So I've really liked the developments with, you know, Howard Lutnick on the Trump side where he is coming out, you know, the former CEO of Cantor Fitzgerald talking about, you know, we're gonna make Bitcoin the most collateral realizable asset. And with that in mind, you know, like I, I have some of my own opinions as to why Bitcoin's excellent collateral, you know, the high divisibility Gary mentioned, about liquidity. Um, so I was wondering, like, Gary, do you have any thoughts on, you know, Bitcoin being a collateral asset in the future and how that might affect the market macro?

CARDONE: Yeah, I mean, look, I think that, uh, MicroStrategy showing you their ability to borrow money from the largest institutions in the world relative to his stock, um, is achieving rates for cheaper than real estate. Um, I was arguing with my brother the other day. He's like, Hey, how, you know, how's he borrowing money so cheaply? I'm like, well, you tell me. Uh, now they clearly will be able, they'll be trading options around their positions aggressively. However, it says to me that, and one of these large lenders in the city, it, it, it says to me that some of these financial institutions have—just the rates that he's able to achieve—someone is believing they have probably enough, 8% and 6% and 5%, they're fully allocated to that risk, uh, bucket. And to be able to have a play in this space, I do think it makes sense. And I think you're seeing a trend of that attracting very cheap capital. And it should, it should, like, although I'm long, I try to remain unbiased in how I look at this. Bitcoin is so much more liquid than crude oil or natural gas or electricity. The only thing more liquid than Bitcoin is US dollars, assuming that Craig and I are in very close proximity to each other. Awesome. You know, couple hundred feet we're good. Outside of a couple hundred feet though the liquidity of US dollars is not that great, right? And it most certainly isn't that great with a proximity issue of more than 200 yards on a Saturday, a Sunday, or a bank holiday. Now notice, and if I go on too long, just just clip me here, but, but notice that we now have the New York Stock Exchange and Nasdaq both saying, Hey, we're gonna open the hours up to 20 hours a day. That is massive. Okay? The little tail of Bitcoin is starting to wag the entire financial system. Uh, they'll all have to go 24/7, I think, and if they don't, they will not be the most liquid asset in the world. Bitcoin will be. Um, and, and if, if you're investing in anything, liquidity is king. Always, always, and always. Um, I don't know how this doesn't—just those fundamental principles. I mean, if you were just creating a new product and you said, Hey, it's liquid 24/7, it's deep, uh, it can't be replicated or duplicated, and it has tons of optionality around it. Uh, I'm sorry, it's hard to be bearish on this thing.

GABRIELE: A hundred percent Gary. Yeah, that's what I was trying to get at. Uh, wait, uh, Craig, I think you, you had a hand up.

BERGMAN: Yeah, I was gonna say, I think we have Craig with us. I don't know, I'm, I'm playing around on the, on the spaces right now, trying to figure out if he's co-host or if he's not speaker or if he is speaker here. Let me, let me just drop you down real quick. Oh, wait, no, it says your speaker. Wait, are you able to speak, Craig? Oh, perfect. Yeah, yeah, we can.

SALM: A very liquid asset and I agree with that. I think one of the issues though is that a lot of lenders simply cannot hold Bitcoin itself as collateral due to varying, um, restrictions on regulations and their compliance department and risk departments and things of that nature. But what they can hold are Bitcoin wrapped in an ETP. And so that's why I think the approval of Bitcoin ETPs in the US was a big inflection point because it further financialized the asset and allowed Bitcoin to become a part of different portfolios as collateral for lending, um, and just become more of the regulated financial system. So I think it was Lisa who said, um, we haven't really started to see the inflows yet, and we certainly have seen a lot of inflows, um, biometrics, the launch of Bitcoin ETPs were record breaking in terms of assets raised liquidity over the time period. And what you have going on now is a ramp up period where different brokerages and platforms are doing diligence on the Bitcoin ETPs to allow their clients to invest in them. And that simply takes time. Um, so the combination of being able to use Bitcoin wrapped ETPs collateral with the Bitcoin ETPs being added to different platforms, I do think you'll see a lot of positive momentum as time goes on, um, just because of that financialization of the asset itself.

BERGMAN: Um, oh yeah, Katherine, please.

ROSS: I was curious, Craig, one thing that I know we had a lot of discussions about this spring after Bitcoin, um, ETPs were approved was like, oh, does this kind of give more like validity to the space? And I'm wondering when you're talking or when you're hearing conversations where people are talking about Bitcoin, ETPs and, and the trust, especially based off of the Grayscale, um, poll survey. Sorry, the survey that you guys did. I was looking at it, um, thanks to Jenn sending it over and seeing that more voters are interested in investing in crypto. Now, I'm curious if you think this is like an upward trend, if we're gonna continue to see this, even if maybe we don't hear as much from the presidential, um, the potential presidential candidates.

SALM: I do think the approval of Bitcoin ETPs was very much a legitimizing moment for investors. Um, and that really shouldn't be the case. Um, you know, there's ETPs for all kinds of assets and putting a commodity, a security or something else into an ETP wrapper shouldn't necessarily mean it's now a reputable or good investment. But the Bitcoin ETPs was very unique in that it took so long to get regulatory approval there. Um, if you recall, there was the initial wave of applicants back in 2016, um, which ultimately were withdrawn or rejected. And it was only until we had to actually make the very difficult choice to litigate against the SEC, um, that we ultimately got the approval of Bitcoin ETPs just this year. And I think a lot of investors that are more institutional and more regulated, were waiting on the sidelines to see the outcome of, um, that approval before they were able to get comfortable with investing in the asset. Similarly, financial advisors weren't yet comfortable allowing their clients to invest in it until they had this regulated wrapper, the ETP, um, which really has been the optimal structure for all kinds of assets, stocks, bonds, commodities, and, and now Bitcoin and Ether as well. Um, so we do definitely think it was legitimizing for Bitcoin and the overall space. Um, in terms of the Harris poll that we conducted, one of the findings we found was that after the Bitcoin ETP approvals, nearly all likely American voters now know about Bitcoin just to show how, um, how much attention was occurring in that matter. Um, following the Ether ETP approvals, um, earlier this year as well, about half of the likely American voters now know what Ether and Ethereum are. Um, so these products are legitimizing and they also do create a lot more awareness for the asset class, which results in Americans learning more about it. Um, it results in presidential candidates even speaking about it on the campaign trail. And all 'em, the reason why I think education is important to make sure the legislation that they're gonna be working on in the next Congress does strike that balance of promoting the innovation, protecting investors, allowing the crypto ecosystem to continue to exist in the US and maintain American competitiveness. Um, things that all these panelists, um, are rightfully very focused on.

BERGMAN: So I wanted to say we got about 15 minutes left in, in this space. Um, curious if anyone, well, okay, if anyone wants to, uh, have a final comment on anything that just happened, definitely throw up a hand. Otherwise, I did wanna take a second and ask this question and see what we kind of come up with and what we think. Um, just in the role that we think Bitcoin in the context of possible CBDCs, central backed digital currencies for people who don't know, what role they play in context of each other, um, I've just seen this term come up a lot in the last couple years, uh, really, um, I mean, it's been around for a long time, obviously, but really being thrown around in the conversation, um, and I was like, okay, that's interesting. That's pretty for me, that that seems off the bat, nerve wracking and a little bit, uh, the CBDC scared me a little bit, but I'm curious in, uh, specifically in the role that we think Bitcoin plays in context of this. So, um, I would love to hear from everyone on the panel. Um, I don't see a bunch of hands jumping up straight away, but I do see Gabriele, so I'll throw it to Gabriele.

GABRIELE: Yeah, <laugh>, I'll just, uh, harken back to the point I made earlier about, uh, being anti-fragile. So in my opinion, I just don't think that anyone who, so put it this way, if someone is plugged into the mainstream media's propaganda, they might really like CBDC but not know why they should. Uh, I, I just, I don't think that anyone without any influence would like, without any coercion, I should say, would want to adopt a currency that makes them more controlled, more regulated, and more observed. Uh, you know, like Bitcoin in and of itself is a global currency. So even if a central bank in some jurisdiction says, this is the currency you need to use, that's fine. I have my Bitcoin and the manner in which I hold my Bitcoin, the tools I use to hold my Bitcoin, the different technologies I'm uh, aware of, that'll give me the ability to remain anti-fragile. Not a rebellion, not not in any type of rebellious way, I'll comply with all the laws and all the regulations, but you know, I'm gonna, you know, go to where I'm treated best in an anti-fragile setting. So I, I really don't think that the masses are gonna, you know, come on to like a CBDC. Like, it's really interesting that Craig has been sharing about these polls that are showing like, so many people are interested in crypto and what crypto is today is, it's a, it's a movement toward, uh, uh, self-sovereignty and freedom. So that's, that's sort of my take on that. But I dunno if anyone else had thoughts.

SALM: Um, just to pick up off of that, um, you know, if you think of a matrix of blockchain tech where in one section you have private versus public and the other you have permissionless versus permissioned, um, Bitcoin is public and permissionless, anybody can participate in it, whereas essentially bank digital currency is private and permissioned, um, the government has control over it. And I think over time we've gone through waves of people talking about blockchain, not Bitcoin or distributed letter technology, and we always land on the place of public and permissionless assets being the most used use case. Um, and I think that's just where the market will go. So I don't necessarily think exploring CBDC is bad. I think it helps people learn more about the space if they don't come to it from Bitcoin directly. Um, but learn about blockchain technology and um, how it can be useful in various ways. And if governments want to help citizens have digital wallets and start using digital currency, I think that's can in a way be very, um, good for the space because it just teaches people about digital assets and as they learn more about Bitcoin, Ethereum and other kinds of crypto assets and DeFi, um, I just think making a bigger net and bringing more people into space can overall be good as long as there's not a, a forced use of central bank digital currencies.

BERGMAN: Gabriele, please.

GABRIELE: Yeah, so actually I do like that take Craig. Um, the, the only, yeah, I, I like, 'cause I, I do agree that the technology in and of itself is consequential and I think it is ridiculous. I think I did hear Elon say it's so antiquated and unbelievable that banks will use, I'm not a computer scientist, but it's this thing called batch processing to move money from one bank to another, and it's literally just numbers in two separate databases that like, it's not as secure or as, uh, functional as it should be. So I do agree with that sentiment. The only, I think the most interesting question to ask, and the, and the most, the most curious thing I'd be, uh, keeping my eye on would be, does the CBDC give more transparency into monetary and fiscal policy or does it obfuscate it in the same way that the current monetary system does? Because if it did make that aspect of it more open, then you can put aside the permissionless part. It would also be that, you know, like the permission to information would be, uh, would be decentralized. So that, that would be interesting to me. But that's a, I like that perspective, Craig.

BERGMAN: Katherine, please.

ROSS: What's interesting I think is like the, obviously I wanna preface this by saying we're very early days in a lot of the CBDC research we're seeing across the world, right? Like a lot of these central banks aren't even sure themselves that they wanna start going down this path. But what I think is interesting is, like I was about to say, last month; in September, uh, the Bank of Canada said they were going to drop their research into a CBDC somewhat because there wasn't really any retail appetite for it. Like people just weren't really sold on this idea. And I think that, you know, if it, to what Gabriel was saying, if it does give a little bit more insight into fiscal policy and maybe gets people to be a little bit more aware of that, because I think that there is sometimes that divide depending on where you are in the world, um, that could be interesting. But right now it's like you, you have like two different sides of the coin here, both of which are not extremely favorable to the research being done. So if you've got the central banks being kind of like on the fence, is this actually gonna do anything for us? Is this even safe? Um, and then you've got the, like folks who may not be really crypto centric or really aware of what a CBDC truly is and they're like, well, do we actually need that? You know? So I think that it's so early that it's hard to tell whether or not this is gonna be something that plays out soon or in like, I don't know, 15 years. Right?

WAGNER: Yeah, I would agree. And, and also just add a question that I've honestly been asking for years as I've been writing about crypto is what role a retail CBDC plays, um, especially given like this robust stablecoin environment we have, um, with, with so many options and, and such a solid market. Um, I also wanted to note, uh, CBDC policy, uh, could be something that we see get more movement after the election. Um, there was a Republican effort in the house that passed in the spring, um, I think it was called the CBDC Anti Surveillance State Act, um, which would limit the Fed's ability to issue a retail CBDC. Um, so we might see more efforts on that front. Um, but yeah, again, I think kind of thinking about the role that a US, uh, Fed-issued retail CBDC would play, um, is interesting.

BERGMAN: I had not heard about this. Um, so I appreciate you bringing that up. Casey, Lisa, I didn't know if you had any thoughts. You've been quiet.

HOUGH: Uh, I'm not a fan. I just anecdotally have a daughter that went to China her junior year of high school, and when she got there, she, you know, she was very young. She called and she was like extolling how handy it is that she could use her cell phone, uh, and that everything was hooked up to her, um, We-shen or I forget what the, the Alipay, right? And so she could take the subway, buy a, um, jian bing, which like street taco, um, do all these things with her cell phone, all these conveniences use Didi, which is their Uber, buy groceries, uh, tip, the homeless man, he, the homeless people wear little QR codes. And I said to her, you know that they're tracking you right everywhere that you go, every second that you're there, they know where you are. And then follow on, like, I don't know, sometime during her year, one of the girls in her school took the wrong bike. She was at, um, on a high school campus, but inside of Beijing University, and a lot of the bikes looked the same and a girl in her class took the wrong bike home and within 30 minutes the police were at her door to get the bike. Like, and I mean, she didn't get in any trouble, but you know what I mean, like, they know where you are. So, no, I think CBDCs are a terrible idea. I think that they lead to all sorts of dark places that we do not in the US uh, agree with at the very, very base layer of our society,

BERGMAN: Quite a strong stance. I may have been able to predict that. Uh, and by the way, for anyone who's listening, uh, we actually did a podcast with Lisa just a few days ago. I just retweeted it. So if you go to our page, it's at the very top. I would definitely recommend, um, jumping into that podcast, uh, me and Lisa talked about a bunch of stuff and it was a great conversation. So Lisa's always, always great to have you, but I saw Gabriele put up the hands while you were speaking, so I'm curious on his response.

GABRIELE: Yeah, so I kind of wanna, you know, just make that my point from before more succinct. So Lisa, the way that you're describing the way China invokes that CBDC or their, their monetary or their, their payment system, in my opinion, if we were to do something like that, that's in direct violation of the 10th Amendment, because you know, like that's, those, those rights are at the final say, part of the state. And I understand there's been many encroachments and breaches of that, you know, chokepoint 2.0 is the most prime example. But you know, like I, I definitely think that yeah, that's terrible. I mean, my girlfriend's Chinese and, and just, this is a small personal anecdote, but she was explaining to me how when she was younger, when she went to China, that there was none of this type of surveillance going on. And now that she's been there more recently that you know, like it is far more surveilled, and they have ramped up that technology massively. So you have to ask yourself, they're a major superpower. Why would they be doing that? It's because given the capabilities of their technical teams, like they can really track people down. And uh, just to bring it back to a point, like Casey was saying earlier about stablecoins, I think that in the US if we were able to understand the interface between stablecoins and like a Fed—the Fed's balance sheet and that interface was like I said, more beneficial to the average, uh, person today than it was, uh, you know, under the previous monetary system, then I think that could be a, a slight positive. But obviously it's nothing compared to what Bitcoin's doing, because Bitcoin's permissionless and public and you know, no one can censor you from using it. So I don't think anyone's gonna even try it. It would be a fool's errand.

BERGMAN: Interesting take there, Gabriele. Curious if anyone else has, uh, any thoughts on the panel? We're, we're gonna wrap here in just a minute, but it's been, uh, an amazing conversation, um, so far. So just big shout out to everyone who's on stage with us. We had a few people who were in here earlier, uh, they had to drop unfortunately, D.R., also, who was here in the beginning. I don't know if you guys realized, but he actually saved our space. Um, apparently his phone glitched and it showed him as the host and he texted me and said, I don't think I can, um, I don't think I can leave this space and come back because it says I will end the space. So I don't know what Twitter's been on today, um, but for some reason D.R. was apparently the co-owner of Wolf Web3 for a second, so he ended up, um, missing the space unfortunately. But, uh, anyways, um, I was gonna say I would love to throw, refer to Craig or to Katherine first then Craig. Um, and then of course if anyone else has any closing thoughts, please throw up a hand. Um, but this has been an incredible space and I'm really glad we were able to, you know, put together the minds of Bitcoin, some Blockworks, some Grayacle, some Wolf, um, and just, just guys just, uh, just have some good conversations. So Katherine, please,

ROSS: I echo that sentiment a hundred percent. I really appreciate everyone who, uh, joined today and, and getting to chat with all of you guys is a dream. Um, obviously the election is next Tuesday. I'm going to be very, very curious to see the outcome. And I'm also speaking as a journalist, really hoping that we don't have quite as long of a wait to figure out who wins as we did last election. My sleep is really depending on it and so is Casey's. Um, so we're excited to cover it and if you guys wanna follow our coverage, please do so over at our Blockworks Twitter account. Um, as I said in the beginning, I co-write our Empire newsletter and I would, if you guys are really interested in crypto related subjects and takes and whatnot, please subscribe. We're a morning newsletter. Um, and I'll go ahead and say that Casey is the co-newsletter writer of our Forward Guidance, um, newsletter, which is macro focused. And if you guys are really interested in getting more takes on the markets and what's gonna happen with the election and just policy updates, um, that is an afternoon newsletter that comes out every day. You can find both of those over on Blockworks.co. Thanks guys.

BERGMAN: Yeah, and also if there's, if you wanna pin something up at the top there, Katherine or Casey, please do, uh, would love for people to get involved with that. Uh, and then finally, I'll throw it over to Craig. Craig, it's been an amazing, um, conversation. We'll have to have you back sometime.

SALM: Yeah, thank you so much for having me and for the great conversation. Um, I would just close with, um, we're obviously watching the election and if you look at polls now, it seems like the presidential race is a toss up. And then the odds are the Senate is controlled by Republicans and the House is controlled by Democrats. So you're most likely to have, uh, bipartisan control over those two branches of government. And if we're going to have any crypto legislation, by definition it has to be bipartisan. Um, we actually like to say crypto is a nonpartisan issue since it's just a technology that can be used for good or bad. Um, but we've been excited to see positive sentiments from, um, both the House and the Senate, Republicans and Democrats. And regardless of the outcome of the elections, I think there could be a lot of good progress in 2025 with these various pieces of comprehensive legislation that are being worked on that really is the solution for crypto succeeding in the long term.

BERGMAN: Amazing. Well, everyone, this has been an incredible conversation. Casey, Lisa, Gabriele, as always, you were all amazing. Thank you so much for showing up and giving us some time. Everyone, this is Wolf Web3. We do spaces every single day on a slew of different topics. We've got the AI space in about two hours. Um, we've got bitcoin spaces, bitcoin mining spaces, we've got podcast streams, um, all the streams you can think of. So a lot of content is coming out from us. Please give all the speakers and co-host up here to follow, retweet the space if you enjoyed it, and we'll see you all later. Everyone take care.

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